

January 31, 2024

GoDaddy Inc.
2155 E. GoDaddy Way
Tempe, Arizona 85284
Attn: Aman Bhutani, Chief Executive Officer
Mark McCaffrey, Chief Financial Officer

cc: Board of Directors

Dear Aman and Mark,

As you know, Starboard Value LP (together with its affiliates, “Starboard” or “we”) has been an investor in GoDaddy Inc. (“GoDaddy” or the “Company”) since 2021. Starboard beneficially owns more than 6% of the outstanding common stock of GoDaddy, making us one of the Company’s largest shareholders. We appreciate the dialogue we have had with both of you and GoDaddy’s Board of Directors (the "Board") over the past two years.

As we have stated since the beginning of our engagement, our goal has been to see GoDaddy improve its combination of growth and profitability by executing on a plan focused on durable growth and meaningful margin expansion. Following two years of private dialogue and the subsequent issuance of a public letter to the Company in September 2023 outlining our specific views on opportunities for improvement in costs, margins, and free cash flow, we were pleased to see GoDaddy take a step in the right direction on its Q3 FY2023 earnings call. Specifically, management committed to improving the combination of growth and profitability and provided improved profitability targets on this call.

In fact, despite lowering Q4 FY2023 revenue growth guidance from 7% to 6%, GoDaddy’s share price has since outperformed, which we believe is largely attributable to the higher Adj. EBITDA margin guidance for Q4 FY2023 and future periods. This outperformance despite a lower growth forecast lends credence to our perspective that investors want to see GoDaddy better balance growth and profitability with a focus on delivering a reasonable and achievable growth rate matched with significant margin expansion and free cash flow generation.

However, commentary on one earnings call and a few months of share price outperformance do not solve a multi-year problem. As shown in the chart below, despite the recent increase in share price, GoDaddy is still valued at a large discount compared to peers and its own historical trading multiple.



Price / CY2024E FCF – Moderate Growth, High Recurring Revenue Technology Companies[1]

We believe GoDaddy is a high-quality, stable, infrastructure-like business that should be able to generate solid growth, expand margins, and grow free cash flow per share across a range of different economic scenarios. We view the Company's upcoming Q4 FY2023 Earnings Call and March 2024 Investor Day ("2024 Investor Day") as key events to maintain and build upon recent momentum and to ensure that appropriate operating and financial targets are set for the near, medium, and long-term.

At the 2024 Investor Day, we believe GoDaddy should, at a minimum, commit to consistent improvement in its combination of growth and profitability. **We believe providing a target of <u>at least 40% growth plus profitability for FY2025</u> would be in-line with peer targets and timelines and should be readily achievable through a reasonable acceleration in revenue growth and meaningful margin expansion.**

Furthermore, we would like to see detailed commentary on both growth and margin outlooks. On revenue growth, we would again urge GoDaddy to be prudent with its growth guidance and not provide guidance that is based on an aspirational view of the business. We believe it is far better to commit to a level of growth to which the Company has a line of sight than forecast growth that requires significant improvement in demand and/or macroeconomic conditions. Despite our optimism regarding some of the Company's growth initiatives, budgeting for margin improvement requires accurate revenue forecasting and cannot be dependent on overly optimistic revenue targets. It is vital that GoDaddy not repeat the mistakes it made at the 2022 Investor Day, where it set overly aggressive growth targets that it missed dramatically, leading to lower free cash flow generation, a loss of credibility with investors, and a declining valuation multiple.

To be clear, we do believe GoDaddy should be able to improve its growth rate from FY2023 levels, and we are excited about the opportunities in Payments & Commerce and Airo, among others. We

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[1] Source: Capital IQ, Bloomberg, Starboard estimates. Market data as of January 26, 2024. Starboard believes these companies are relevant peers to GDDY as these are high recurring revenue technology companies that are growing at similar rates. This analysis is a determination that is subject to a certain degree of subjectivity. As the full universe of potential peers is not listed here, the comparisons made herein may differ materially if other firms had been included.

believe it is important for GoDaddy to provide specific, quantitative metrics and KPIs for these initiatives that investors can track in order to measure progress and ensure accountability.

On margins, we believe it would be helpful for the Company to provide investors a detailed bridge of the path to margin expansion over the projection period, with specific commentary on cost reduction opportunities and how margins will be managed across various growth scenarios. By providing commentary on discrete cost savings, such as in Technology & Development expenses, and giving clarity on the level of growth needed to drive operating leverage in other cost centers, investors can have more confidence in underwriting an improving growth plus profitability profile.

Finally, considering the Company's robust and increasing free cash flow generation, we would like to see the Company continue its share repurchase program. We continue to believe that repurchasing undervalued shares is the best use of capital for GoDaddy at this time. Over the next three years, we anticipate GoDaddy will generate more than $4 billion of free cash flow, or nearly 30% of its current market capitalization.

If the Company successfully executes against the targets we have outlined above and uses its free cash flow for share repurchases, we believe GoDaddy can generate more than $9.00 of free cash flow per share in FY2024, growing to approximately $14.00 of free cash flow per share by FY2026. Based on these numbers, GoDaddy is trading at approximately 12x FY2024 free cash flow per share and less than 8x FY2026 FCF per share. As shown in the chart below, we believe that GoDaddy's share price has significant upside potential even without multiple expansion, and should its multiple expand towards its historical or peer levels, even more upside is possible. To achieve such an outcome, GoDaddy must set proper targets and then consistently execute against them.

Illustrative GoDaddy Upside Scenarios[2]



~$200+
~$170
$108
Current Price
FY2026 Upside
at Current Multiple
FY2026 Upside
at Historical or Peer Multiples

[2] Source: Capital IQ, Bloomberg, Starboard estimates. Market data as of January 26, 2024. Upside price is based on a multiple of free cash flow per share. Free cash flow per share calculation is based on consensus revenue growth and ~33% EBITDA margins by FY2026. Assumes 95% of free cash flow is used to repurchase shares.

In closing, we are excited about the opportunities ahead at GoDaddy. We will be monitoring the upcoming investor events closely, including the Q4 FY2023 earnings call, where we expect the Company to provide guidance for FY2024, and the 2024 Investor Day, where we expect to hear more details regarding GoDaddy's path to improved performance in 2024 and beyond.

We remain open to working constructively with management and the Board of GoDaddy and will continue to communicate our views, as necessary, to ensure the best interests of all shareholders are properly represented in the boardroom.

Sincerely,

Peter A. Feld
Managing Member
Starboard Value